ETF Series Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202
July 16, 2021
David L. Orlic
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Series Solutions (the “Trust”) AI Powered International Equity ETF (the “Fund”) File No. 811-22668
Dear Mr. Orlic:
This correspondence responds to comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the Preliminary Proxy Statement (the “Proxy Statement”) filed on July 9, 2021 with respect to the Fund, a series of the Trust. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Proxy Statement. The Trust anticipates filing the definitive proxy statement for the Fund on July 19, 2021.
Comment 1.Under “Executive Officers and Directors of Toroso”, please disclose who owns Toroso, and please disclose the principal occupation for Larry Medin.
Response:     The Trust confirms that there are no affiliated persons of Toroso that control Toroso directly or through one or more intermediaries. Consequently, the Trust has not provided additional information about Toroso’s ownership in the Proxy Statement. The requested change has been made with respect to Mr. Medin’s principal occupation.
Comment 2.Please disclose the anticipated cost of the proxy solicitor.
Response:    The requested change has been made.
Comment 3.Please update the information about share ownership as of the most recent practicable date.
Response:    The Trust confirms that May 10, 2021 is the most recent practicable date upon which share ownership information is available for the Fund. As a result, no changes have been made in response to this comment.
Comment 4.Under “Quorum Required”, references to broker non-votes should be deleted.
Response:     The requested change has been made.

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If you have any questions regarding the above response, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.
Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky
Vice President and Secretary